

Mail Stop 4720

October 4, 2017

William L. Hedgepeth II
President and Chief Executive Officer
Select Bancorp, Inc.
700 W. Cumberland Street
Dunn, NC 28334

      Re: **Select Bancorp, Inc.**
              Registration Statement on Form S-4
              Filed September 27, 2017
              File No. 333-220670

Dear Mr. Hedgepeth:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Todd H. Eveson, Esq.